SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras completed the drilling of second well in Barra area

Rio de Janeiro, August 22, 2012 – Petróleo Brasileiro S.A. – Petrobras announces that it has completed drilling the first appraisal well in the area of the Appraisal Plan (PAD) of Barra, in deep waters of the Sergipe-Alagoas Basin. The 3-SES-165 well, informally known as Barra 1, is located some 100 km off the coast of the city of Aracaju, in the State of Sergipe, at a water depth of 2,433 meters and approximately 10 km southeast of the wildcat well 1-SES-158 (Barra).

The purposes of the drilling of Barra 1 was to verify the southeast extension of gas accumulation discovered by the wildcat well, in sandstones of the upper section of Calumbi Formation, and to investigate the continuity, in the same direction, of oil saturated sandy reservoirs in the lower section of Calumbi Formation found on 1-SES-158 well.

Both purposes were met which resulted in the delimitation of Barra accumulation, as already estimated, and in the verification of the southeast continuity of the oil saturated reservoirs in the lower section. Such reservoirs are distributed in intervals of 5460 to 5500 meters, where the saturation of light oil found with 38o API.

Petrobras is the operator of BM-SEAL-11 concession (60%) in partnership with IBV Brasil (40%).  The consortium shall continue the operations in the area in order to confirm the extension of the new discovery and characterize reservoir conditions encountered.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.